02060727

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 17 2002
WASH. D.C. 181 SECTION

11 December 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dlw 1/14/03

f:\users\companysecretarial\cherylb\securities\021211 2002_11.doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add
Taylor Nelson Sofres PLC	Holding(s) in Company		12:51 11 Dec 02	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Taylor Nelson Sofres plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held them

275,400	State Street Nominees Limited
3,489,000	Chase Nominees Limited
2,129,621	Chase Nominees Limited
2,317,782	Chase Manhattan Bank London
273,900	Mellon Nominees Limited
193,100	Bank of New York Europe
36,200	BT Globenet Nominees Limited
75,000	MSS Nominees Limited
578,300	Bankers Trust
201,800	Citibank
449,600	HSBC Client Holdings Nominee (UK) Limited
521,800	Bank of New York London

107,600	Northern Trust
31,400	Deutsche Bank
146,660	Bankers Trust
427,500	Nortrust Nominees Limited
763,500	State Street Nominees Limited
565,903	RBS Trust Bank
271,071	Morgan Stanley
3,088,679	Northern Trust
31,500	Citibank
1,113,126	State Street Bank & Trust
83,900	Mellon Bank
938,130	Bank of New York Europe
553,469	JP Morgan
4,955,616	Bank of New York, London
255,699	Chase Nominees Limited
883,697	Chase Manhattan Bank London
675,223	Bank of New York Brussels
118,300	Deutsche Bank
40,000	Citibank

5. Number of shares / amount of stock acquired

5,772,205

6. Percentage of issued class

1.48%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5 pence each

10. Date of transaction

6th December 2002

11. Date company informed

9th December 2002

12. Total holding following this notification

25,592,476

13. Total percentage holding of issued class following this notification

6.60%

14. Any additional information

None

15. Name of contact and telephone number for queries

Judith George, 020 8967 4655

16. Name and signature of authorised company official responsible for making this notificatio

Ian Portal, Group Company Secretary

Date of notification

11th December 2002

END

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